

Marinus Dijkstra · 3rd

Chief Executive Officer at Pharm Robotics, Partner at
Cottonwood Dairy

San Jacinto, California, United States · 192 connections ·

Contact info

 **Pharm Robotics**

Agrarisch Onderwijs (

Experience


Chief Executive Officer & Co-Founder
Pharm Robotics · Self-employed
Jul 2017 – Present · 3 yrs 5 mos


Partner
Cottonwood Compost
Apr 2013 – Present · 7 yrs 8 mos
San Jacinto, CA

Partner/Dairy Manager
Cottonwood Dairy
Sep 2012 – Present · 8 yrs 3 mos
San Jacinto, CA

Dairy Manager
Hollandia Farms North
Jul 2008 – Sep 2012 · 4 yrs 3 mos
San Jacinto, CA

Dairy Manager
Goldenwest Dairy
Jun 2001 – Jul 2008 · 7 yrs 2 mos
Visalia, CA

Show 3 more experiences ⌄

Education

Agrarisch Onderwijs Centrum
Agriculture and Animal Science
1988 – 1999

Agricultural based college

Agrarisch Onderwijs Centrum
High School, General Studies
1994 – 1998

Agricultural based school in the Netherlands.

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